Exhibit 99.1
RISK FACTORS
     Our operations are subject to many risks that could adversely affect our future financial condition and performance and, therefore, the market value of our common stock. The risk factors applicable to us are the following:
Our future success is dependent on our ability to compete effectively in the highly competitive banking and financial services industry.
     We face vigorous competition from other commercial banks, savings and loan associations, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other types of financial institutions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our nonbank competitors are not subject to the same extensive regulations that govern us. As a result, these nonbank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.
Difficult market conditions have adversely affected our industry.
     Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of real-estate related loans and resulted in significant write-downs of asset values by financial institutions. These write-downs, initially of asset-backed securities but spreading to other securities and loans, have caused many financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business and results of operations. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry.
We may be adversely affected by economic conditions in our market area.
     The general economic conditions in the markets in which we operate are a key component to our success. We are headquartered in central Virginia, and our market area includes regions in Virginia, Georgia and Maryland. Because our lending and deposit-gathering activities are concentrated in this market, we will be affected by the general economic conditions in these areas. Changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic condition caused by inflation, recession, unemployment or other factors, would impact these local economic conditions and the demand for banking products and services generally, and could negatively affect our financial condition and performance.
We may incur losses if we are unable to successfully manage interest rate risk.
     Our future profitability will substantially depend upon our ability to maintain or increase the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition. The shape of the yield curve can also impact net interest income. Changing rates will impact how fast our mortgage loans and mortgage backed securities will have the principal repaid. Rate changes can also impact the behavior of our depositors, especially depositors in non-maturity deposits such as demand, interest checking, savings and money market accounts. While we attempt to minimize our exposure to interest rate risk, we are unable to eliminate it as it is an inherent part of our business. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and industry-specific conditions and economic conditions generally.
Current levels of market volatility are unprecedented.
     The capital and credit markets have been experiencing volatility and disruption for more than 18 months. Recently, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.
The soundness of other financial institutions could adversely affect us.
     Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.
We may be adversely impacted by changes in the condition of financial markets.
     We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, and derivatives. Just a few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest and currency exchange rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Accordingly, depending on the instruments or activities impacted, market risks can have adverse effects on our results of operations and our overall financial condition.
Our concentration in loans secured by real estate may increase our future credit losses, which would negatively affect our financial results.
     We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Approximately 91% of our loans are secured by real estate, both residential and commercial, substantially all of which are located in our market area. A major change in the region’s real estate market, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by raising interest rates, could adversely affect our customers’ ability to pay these loans, which in turn could adversely impact us. Risk of loan defaults and foreclosures are inherent in the banking industry, and we try to limit our exposure to this risk by carefully underwriting and monitoring our extensions of credit. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.
If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.
     An essential element of our business is to make loans. We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and analysis of the loan portfolio, management determines the adequacy of the allowance for loan losses by considering such factors as general and industry-specific market conditions, credit quality of the loan portfolio, the collateral supporting the loans and financial performance of our loan customers relative to their financial obligations to us. The amount of future losses is impacted by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control. Actual losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. Estimating loan loss allowances for an unseasoned portfolio is more difficult than with seasoned portfolios, and may be more susceptible to changes in estimates and to losses exceeding estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or assert that our loan loss allowance will be adequate in the future. Future loan losses that are greater than current estimates could have a material impact on our future financial performance.
     Banking regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize additional loan charge-offs, based on credit judgments different than those of our management. Any increase in the amount of our allowance or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.
Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.
     Our nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in nonperforming loans. We do not record interest income on non-accrual loans, thereby adversely affecting our income and increasing loan administration costs. When we receive collateral through foreclosures and similar proceedings, we are required to mark the related loan to the then fair market value of the collateral less estimated selling costs, which may result in a loss. An increase in the level of nonperforming assets also increases our risk profile and may impact the capital levels our regulators believe is appropriate in light of such risks. We utilize various techniques such as loan sales, workouts and restructurings to manage our problem assets. Decreases in the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition, could adversely affect our business, results of operations and financial condition.
     In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to performance of their other responsibilities. Such resolution may also require the assistance of third parties, and thus the expense associated with it. There can be no assurance that we will avoid further increases in nonperforming loans in the future.
Our accounting with respect to assets covered under the FDIC shared-loss agreements is not complete, and we may need to restate our results of operations for our 2009 interim periods.
     On January 30, 2009, the Bank entered into a purchase and assumption agreement with the FDIC, as receiver, for SFSB. The Bank assumed all deposit liabilities and purchased certain assets of SFSB. In connection with the SFSB transaction, the Bank entered into two shared-loss agreements with the FDIC with respect to the loan and foreclosed real estate assets purchased. Under the shared-loss agreements, the FDIC will reimburse the Bank for 80% of all losses, including expenses associated with liquidating and maintaining properties arising from covered loan assets, on the first $118 million of all losses on such covered loans, and for 95% of losses on covered loans thereafter.
     To date, we have accounted for this transaction in accordance with FSAB ASC 805, which requires us to record the assets acquired and liabilities assumed at their fair values. In addition, impaired loans that were acquired are accounted for under FASB ASC 310-30 (SOP 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). In order to be able to present the appropriate accounting presentation under this guidance, we must review the details of each loan individually, and not on a pooled basis. Due to the volume of data that is necessary for us to evaluate for this purpose, we have recorded provisional amounts for the covered loans and related FDIC receivable for the period ended September 30, 2009. As a result, material adjustments to the provisional amounts may be necessary once we complete our evaluation. In addition, due to the existence of the FDIC shared-loss agreements, we are in the process, after application of data on a per loan basis, of identifying the value of the FDIC receivable asset and will account for this asset separately from the loans covered by the shared-loss agreements.
     While we expect that full application of the SFSB transaction under FASB ASC 805 and FASB ASC 310-30 will be applied with the filing of our Annual Report on Form 10-K for the year ended December 31, 2009, we also expect that we may file amendments to the Quarterly Reports on Form 10-Q that we have filed in 2009 to reflect this revised accounting presentation. We cannot make any assurance that these adjustments will not materially change our financial condition and results of operations, as previously reported.
The failure of our Board and management to implement and maintain effective risk management programs may adversely affect our operations.
     As a banking organization, we are exposed to a variety of risks across our operations. We define risk generally as the danger of not achieving our financial, operating, or strategic goals as planned. As a result, to ensure our long-term corporate success, we must effectively identify and analyze risks and then manage or mitigate them through appropriate control measures. We have developed a plan to establish and maintain effective risk management programs to address oversight, control, and supervision of the management, major operations and activities across our functional areas. We believe that this plan enables us to recognize and analyze risks early on and to take the appropriate action.
     It is important to note that our organization has grown substantially over the past 18 months. In May 2008, we merged with each of BOE Financial Services of Virginia, Inc., the then holding company for our wholly-owned operating subsidiary, Essex Bank (the “Bank”), and TransCommunity Financial Corporation, the holding company for TransCommunity Bank, N.A., and, in July 2008, TransCommunity Bank merged into the Bank. In November 2008, the Bank acquired certain assets and assumed all deposit liabilities of The Community Bank in Georgia and, in January 2009, the Bank acquired certain assets and assumed all deposit liabilities of Suburban Federal Savings Bank. This significant growth has put considerable strain on our organizational structure and the effectiveness of risk management programs that are appropriate for the various functions of an organization of our size and complexity. Furthermore, this growth has strained our control structure, including the structure that supports the effective application of policies and the execution of procedures within the operation of financial reporting controls.
     We have put in place internal remediation plans that address concerns that have arisen in maintaining the effectiveness of our risk management programs. While our Board and management are working diligently to ensure that our organization implements and maintains effective risk management programs, any failure to do so may adversely affect our operations. As a result, we may not be able to achieve our financial, operational and strategic goals.
We have identified a material weakness and significant deficiencies in our internal control over financial reporting that may adversely affect our ability to properly account for non-routine transactions.
     As we have grown and expanded, we have acquired and added, and expect to continue to acquire and add, businesses and other activities that complement our core retail and commercial banking functions. Such acquisitions or additions frequently involve complex operational and financial reporting issues. While we make every effort to thoroughly understand any new activity or acquired entity’s business and plan for proper integration into our company, we can give no assurance that we will not encounter operational and financial reporting difficulties.
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. In the Annual Report on Form 10-K for the year ended December 31, 2008, management’s assessment of the effectiveness of our internal control over financial reporting cited a material weakness regarding the accounting for non-routine transactions. While management is not required to re-assess the effectiveness of internal control over financial reporting during the fiscal year, we have concluded that this material weakness continues to exist as of September 30, 2009. Specifically, our financial and accounting department has lacked sufficient resources and expertise to properly account for certain non-routine transactions, our policies and procedures have not provided for timely review of significant non-routine transactions and related accounting entries and we have not maintained sufficient documentation related to the application of GAAP to significant non-routine transactions.
     In addition, our financial and accounting department is currently understaffed for the responsibilities that it has had in recent fiscal quarters. While we have a chief financial officer and a chief accounting officer, we have not had a controller since April 2009. Our financial and accounting department has also had to evaluate numerous non-routine accounting issues in addition to focusing on our day-to-day fiscal operations and periodic filings with the Commission. For example, we acquired the operations of Suburban Federal in January 2009, and the on-going consolidation of those operations and analysis of unprecedented accounting issues relating to shared-loss agreements with the FDIC have strained the resources that we have presently available.
     To address the issues described above, we continue to take appropriate remediation steps. We are evaluating our financial accounting staff levels and expertise and are implementing appropriate oversight and review procedures. Additional information on these and other actions is disclosed in our Quarterly Report on Form 10-Q for the period ended September 30, 2009.
     Despite efforts to strengthen our internal and disclosure controls, we may identify additional other internal or disclosure control deficiencies in the future. Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our results of operation and financial condition.
We may be required to write down goodwill and other intangible assets, causing our financial condition and results to be negatively affected.
     When we acquire a business, a portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired determines the amount of the purchase price that is allocated to goodwill acquired. At September 30, 2009, our goodwill and other identifiable intangible assets were approximately $30.1 million. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we would be required to write down the value of these assets. We will conduct an annual review to determine whether goodwill and other identifiable intangible assets are impaired. As of May 31, 2009, the one-year anniversary date of our mergers with TransCommunity Financial and BOE Financial, we recorded a goodwill impairment charge of $24.0 million.
     We cannot provide assurance whether we will be required to take an impairment charge in the future. Any impairment charge would have a negative effect on its shareholders’ equity and financial results and may cause a decline in our stock price.

Banking regulators have broad enforcement power, but regulations are meant to protect depositors, and not investors.
     We are subject to supervision by several governmental regulatory agencies, including the Federal Reserve Bank of Richmond and the Bureau of Financial Institutions of the Commonwealth of Virginia. Bank regulations, and the interpretation and application of them by regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence earnings and growth. In addition, these regulations may limit our growth and the return to investors by restricting activities such as the payment of dividends, mergers with, or acquisitions by, other institutions, investments, loans and interest rates, interest rates paid on depositors and the opening of new branch offices. Although these regulations impose costs on us, they are intended to protect depositors, and should not be assumed to protect the interest of shareholders. The regulations to which we are subject may not always be in the best interest of investors.
Acquisition opportunities may present challenges.
     We continually evaluate opportunities to acquire other businesses. However, we may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could negatively impact the growth of our business. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire compatible businesses. This competition could increase prices for acquisitions that we would likely pursue, and our competitors may have greater resources than we do. Also, acquisitions of regulated businesses such as banks are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests.
     Any future acquisitions may result in unforeseen difficulties, which could require significant time and attention from our management that would otherwise be directed at developing our existing business. In addition, we could discover undisclosed liabilities resulting from any acquisitions for which we may become responsible. Further, the benefits that we anticipate from these acquisitions may not develop.
We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.
     During the past 18 months, we have experienced significant growth, and a key aspect of our business strategy is continued growth and expansion in the future. Our ability to continue to grow depends, in part, upon our ability to:
•	open new branch offices or acquire existing branches or other financial institutions;

•	attract deposits to those locations and cross-sell new and existing depositors additional products and services; and

•	identify attractive loan and investment opportunities.
     We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand. Our ability to successfully manage our growth will also depend upon our ability to maintain capital levels sufficient to support this growth, maintain effective cost controls and adequate asset quality such that earnings are not adversely impacted to a material degree.

     As we continue to implement our growth strategy by opening new branches or acquiring branches or other banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to branch aggressively could depress our earnings in the short run, even if we efficiently execute our branching strategy.
A loss of our senior officers could impair our relationship with our customers and adversely affect our business.
     Many community banks attract customers based on the personal relationships that the banks’ officers and customers establish with each other and the confidence that the customers have in the officers. We depend on the performance of our senior officers. These officers have many years of experience in the banking industry and have numerous contacts in our market area. The loss of the services of any of our senior officers, or the failure of any of them to perform management functions in the manner anticipated by our board of directors, could have a material adverse effect on our business. Our success will be dependent upon the board’s ability to attract and retain quality personnel, including these individuals.
Our ability to pay dividends is limited and we may be unable to pay future dividends.
     Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient capital in our organization. The ability of our bank subsidiary to pay dividends to us is limited by the Bank’s obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on their dividends under federal and state bank regulatory requirements.
     In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Board of Governors of the Federal Reserve System regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) on our financial condition. These guidelines also require that we review our net income for the current and past four quarters, and the level of dividends on common stock and other Tier 1 capital instruments for those periods, as well as our projected rate of earnings retention.
     Under the Federal Reserve’s policy, the board of directors of a bank holding company should also consider different factors to ensure that its dividend level is prudent relative to the organization’s financial position and is not based on overly optimistic earnings scenarios such as any potential events that may occur before the payment date that could affect its ability to pay while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer, or significantly reduce the bank holding company’s dividends if: (i) its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. If we do not satisfy these regulatory requirements or the Federal Reserve’s policies, we will be unable to pay dividends on our common stock.
     We also are subject to certain limitations on our ability to pay dividends as a result of our issuance of preferred stock to the U.S. Department of the Treasury pursuant to the Capital Purchase Program. The preferred stock is in a superior ownership position compared to our common stock. Dividends must be paid to the preferred stock holder before they can be paid to our common stockholders. In addition, prior to December 19, 2011, unless we have redeemed the preferred stock or the Department of the Treasury has transferred the preferred stock to a third party, the consent of the Department of the Treasury will be required for us to increase our common stock dividend or repurchase our common stock or other equity or capital securities, other than in certain circumstances.
     If the dividends on the preferred stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive, our authorized number of directors will be automatically increased by two and the holders of the preferred stock will have the right to elect those directors at our next annual meeting or at a special meeting called for that purpose. These two directors will be elected annually and will serve until all accrued and unpaid dividends for all past dividend periods have been declared and paid in full. These restrictions could limit our ability to pay dividends on our common stock.
The FDIC has increased deposit insurance premiums to restore and maintain the federal deposit insurance fund, which has increased our costs and could adversely affect our business.
     The FDIC recently adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution’s unsecured debt, secured liabilities and brokered deposits. The potential increase in FDIC deposit insurance premiums could have a significant impact on us.
     On May 22, 2009, the FDIC imposed a special deposit insurance assessment of 5 basis points on each insured institution’s total assets less Tier 1 capital. This emergency assessment was calculated based on the insured institution’s assets at June 30, 2009 and was collected on September 30, 2009. This special assessment is in addition to the regular quarterly risk-based assessment. The FDIC has announced that an additional special assessment in 2009 of up to 5 basis points is probable maintain property of assessments.
     The FDIC deposit insurance fund may suffer additional losses in the future due to bank failures. There can be no assurance that there will not be additional significant deposit insurance premium increases in order to restore the insurance fund’s reserve ratio.
Our participation in the U.S. Department of the Treasury’s Capital Purchase Program imposes restrictions on us that limit our ability to perform certain equity transactions, including the payment of dividends and common stock purchases.
     On December 19, 2008, we issued and sold $17.7 million in preferred stock and a warrant to purchase our common stock to the Department of the Treasury as part of its Capital Purchase Program. The preferred shares will pay a cumulative dividend rate of five percent per annum for the first five years and will reset to a rate of nine percent per annum after year five. The dividends, and potential increase in dividends if we do not redeem the preferred stock, may significantly impact our operating results, liquidity, and capital position.
     The preferred shares are non-voting, other than class voting rights on matters that could adversely affect the shares. The preferred shares will be callable at par after December 19, 2011. Prior to that time, unless we have redeemed all of the preferred stock or the Department of the Treasury has transferred all of the preferred stock to a third party, we are limited in the payment of dividends on our common stock to the current quarterly dividend of $0.04 per share without prior regulatory approval. In addition, our participation limits our ability to repurchase shares of our common stock, with certain exceptions, which include repurchases of shares to offset share dilution from equity-based compensation.

Our participation in the Department of the Treasury’s Capital Purchase Program imposes restrictions on executive compensation corporate governance, which may affect our ability to retain or attract qualified executive officers.
     Companies participating in the Capital Purchase Program must adopt the Department of the Treasury’s standards for executive compensation and corporate governance for the period during which the Department of the Treasury holds preferred stock issued under this program. These standards generally apply to the chief executive officer, chief financial officer, plus the next three most highly compensated executive officers.
     Because we are dependent upon the services of our current executive management team, the unexpected loss of executive officers or the inability to recruit qualified personnel in the future due to these compensation limitations, could have an adverse effect on our business, financial condition, or operating results.
The impact on us of recently enacted legislation, in particular the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and their implementing regulations, and actions by the FDIC, cannot be predicted at this time.
     The federal government has recently enacted legislation and other regulations in an effort to stabilize the U.S. financial system. The Emergency Economic Stabilization Act of 2008 (the “EESA”) provided the Department of the Treasury with the authority to, among other things, purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The Department of the Treasury subsequently announced a program under the EESA pursuant to which it would make senior preferred stock investments in participating financial institutions. The Federal Deposit Insurance Corporation announced the development of a guarantee program under the systemic risk exception to the Federal Deposit Act pursuant to which the FDIC would offer a guarantee of certain financial institution indebtedness in exchange for an insurance premium to be paid to the FDIC by issuing financial institutions. More recently, the American Recovery and Reinvestment Act of 2009 (the “ARRA”) amends certain provisions of the EESA and contains a wide array of provisions aimed at stimulating the U.S. economy.
     The programs established or to be established under the EESA, the ARRA and other troubled asset relief programs may have adverse effects upon us. We may face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities. Also, participation in specific programs may subject us to additional restrictions. Similarly, programs established by the FDIC under the systemic risk exception, whether we participate or not, may have an adverse effect on us. The Bank is participating in the FDIC temporary liquidity guarantee program, and such program likely will require the payment of additional insurance premiums to the FDIC. We may be required to pay significantly higher FDIC premiums because market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The effects of participating or not participating in any such programs, and the extent of our participation in such programs cannot reliably be determined at this time.
Our businesses and earnings are impacted by governmental, fiscal and monetary policy.
     We are affected by domestic monetary policy. For example, the Federal Reserve Board regulates the supply of money and credit in the United States and its policies determine in large part our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. The actions of the Federal Reserve Board also can materially affect the value of financial instruments we hold, such as loans and debt securities, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Our businesses and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond our control and hard to predict.
Our profitability and the value of any equity investment in us may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.
     We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking and other legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are generally intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably, and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Many of these regulations increase our costs and thus place other financial institutions that may not be subject to similar regulation in stronger, more favorable competitive positions.
If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable. This could negatively affect our performance and the value of our common stock.
     Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the generation of additional deposits at existing and new branch locations, as well as expanded loan and other investment opportunities. However, we may need to raise additional capital in the future to support our continued growth and to maintain desired capital levels. Our ability to raise capital through the sale of additional equity securities or the placement of financial instruments that qualify as regulatory capital will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.
The trading volume in our common stock is less than that of other larger financial services companies.
     Although our common stock is listed for trading on NYSE Amex (formerly known as NYSE Alternext US), the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.